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                                                                     Exhibit 9.6

                           Nicholas-Applegate Mutual Funds
                                  600 West Broadway
                                      30th Floor
                             San Diego, California  92101

July 24, 1998

State Street Bank and Trust Company
225 Franklin Street
Boston, MA  02110

Ladies and Gentlemen:

          Reference is made to the Transfer Agency and Service Agreement between us dated as of April 1, 1993 (the "Agreement").

          This is to inform you that we have completed our reorganization from a "master-feeder" structure to a "multi-class" structure. As a result of this reorganization, each of our various Institutional Portfolio series has been renamed to replace the phrase "Institutional Portfolio" with the phrase "Fund," and the former shareholders of each Institutional Portfolio now hold Class I shares of the Fund. The Funds will continue as Portfolios under the Agreement.

          In addition, the A, B, C and Qualified Portfolio series which previously corresponded to each Institutional Portfolio series have been dissolved, and the shareholders of such Portfolios now hold Class A, B, C and Q shares of the corresponding Fund. Accordingly, the previous A, B, C and Qualified Portfolio series are hereby deleted as Portfolios under the Agreement.

          This will confirm that the names of the following Portfolios have been changed: Core Growth Fund has been changed to Mid Cap Fund; Emerging Growth Fund has been changed to Small Cap Growth Fund; Income & Growth Fund has been changed to Convertible Fund; and Fully Discretionary Fixed Income Fund has been changed to High Quality Bond Fund. This will further confirm that the Global Technology Fund has been added as a Portfolio under the Agreement.

          Please indicate your acceptance of this amendment by signing the letter below and returning a copy to us. Thank you for your assistance regarding this matter.

Sincerely,


E. Blake Moore, Jr.
Secretary

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AGREED:

STATE STREET BANK AND TRUST COMPANY



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